                                   EXHIBIT 99a

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME


---------------------------------------------------------------------------------------------
In thousands of dollars                                      Three Months Ended March 31
                                                        -------------------------------------
(except per share amounts)                                2000            1999         Change
---------------------------------------------------------------------------------------------

REVENUES
Net sales                                               $ 261,776      $ 279,927       -   6%
Other income                                                2,763          2,127       +  30%
                                                        ---------      ---------
                                                          264,539        282,054       -   6%

EXPENSES
Cost of sales                                             159,248        176,149       -  10%
Marketing and administrative                               64,267         64,188
Research and development                                   11,999         13,886       -  14%
Interest                                                    5,382          6,386       -  16%
Gain on divestiture of product lines                                     (91,361)
                                                        ---------      ---------

INCOME BEFORE TAXES                                        23,643        112,806       -  79%
Income taxes                                                8,039         40,611       -  80%
                                                        ---------      ---------

INCOME BEFORE MINORITY INTERESTS                           15,604         72,195       -  78%
Minority interests                                          3,204          3,361       -   5%
                                                        ---------      ---------

NET INCOME                                              $  12,400      $  68,834       -  82%
                                                        =========      =========


NET INCOME PER SHARE - BASIC                            $    0.54      $    2.99       -  82%
NET INCOME PER SHARE - DILUTED                          $    0.54      $    2.98       -  82%

DIVIDENDS DECLARED PER SHARE                            $    0.26      $    0.26

AVERAGE SHARES OUTSTANDING (000) - BASIC                   22,822         22,999       -   1%
AVERAGE SHARES OUTSTANDING (000) - DILUTED                 23,024         23,125


---------------------------------------------------------------------------------------------



See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99b

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION


-------------------------------------------------------------------------------------------------
In thousands of dollars                                   MARCH 31     December 31      March 31
                                                        -----------------------------------------
(except per share amounts)                                  2000           1999           1999
-------------------------------------------------------------------------------------------------

ASSETS
Cash and short-term securities                          $    94,162    $    86,850    $   126,414
Accounts receivable, net                                    193,992        181,726        171,536
Inventories
    Materials and supplies                                   55,381         56,451         54,828
    In process and finished                                 130,762        122,551        121,157
    LIFO reserve                                            (15,877)       (15,507)       (14,970)
                                                        -----------    -----------    -----------
                                                            170,266        163,495        161,015
Prepaid and deferred expenses                                37,549         32,483         25,661
                                                        -----------    -----------    -----------
    Total current assets                                    495,969        464,554        484,626

Property, plant and equipment, at cost, net                 327,197        328,146        321,029
Excess of cost over net assets of businesses acquired       136,647        112,191        122,193
Patents, technology, trademarks, and covenants              124,218        113,800        115,556
Other assets                                                 56,104         55,437         53,516
                                                        -----------    -----------    -----------
                                                        $ 1,140,135    $ 1,074,128    $ 1,096,920
                                                        ===========    ===========    ===========


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                         $    48,518    $     8,578    $    71,035
Accounts payable                                             69,475         68,494         77,205
Dividends payable                                             5,939          5,929          5,972
Accrued liabilities and taxes                               107,678        105,996        132,449
Current installments of long-term debt                       20,621         10,670         16,966
                                                        -----------    -----------    -----------
    Total current liabilities                               252,231        199,667        303,627

Long-term debt                                              232,050        218,132        163,976
Deferred items                                               41,373         42,095         42,334
Long-term deferred income taxes                              51,625         47,413         45,427
Long-term environmental reserves                             11,271         11,668         13,364
Minority interests                                           83,909         92,517         85,012

Shareholders' equity
    Common stock and paid-in capital                         42,569         41,173         40,803
    Retained earnings                                       508,274        501,813        480,936
    Treasury stock                                          (58,839)       (59,385)       (60,528)
    Accumulated other comprehensive loss                    (24,328)       (20,965)       (18,031)
                                                        -----------    -----------    -----------
            Total shareholders' equity                      467,676        462,636        443,180
                                                        -----------    -----------    -----------
                                                        $ 1,140,135    $ 1,074,128    $ 1,096,920
                                                        ===========    ===========    ===========


EQUITY PER SHARE                                        $     20.46    $     20.29    $     19.48


-------------------------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts as of March 31, 2000 and March 31, 1999 are unaudited.

                                   EXHIBIT 99c

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF CASH FLOWS


----------------------------------------------------------------------------------
                                                       Three Months Ended March 31
                                                       ---------------------------
In thousands of dollars                                    2000         1999
----------------------------------------------------------------------------------

OPERATIONS
Net income                                               $  12,400    $  68,834
Noncash items
    Depreciation                                             9,190        9,549
    Amortization                                             4,156        6,558
    Gain on divestiture of product lines                                (91,361)
    Income taxes not due                                    11,562       35,524
    Minority interests                                       3,204        3,361
    LIFO inventory charge / (credit)                           370         (350)
    Other                                                   (1,742)        (173)
Operating working capital increase                         (33,273)     (28,681)
                                                         ---------    ---------
                                                             5,867        3,261
                                                         ---------    ---------
INVESTMENTS
Property, plant and equipment                              (10,446)     (17,016)
Acquisitions                                               (47,090)      (1,514)
Divestitures                                                            228,716
Proceeds from exercise of LTI stock options                    948        1,593
Other                                                       (1,965)         794
                                                         ---------    ---------
                                                           (58,553)     212,573
                                                         ---------    ---------
FINANCING
Long-term debt, net                                         24,874     (216,000)
Short-term debt, net                                        39,967       31,305
Dividends paid                                              (5,929)      (5,989)
Purchase of treasury stock                                               (7,154)
Other                                                        1,588         (675)
                                                         ---------    ---------
                                                            60,500     (198,513)
                                                         ---------    ---------
INCREASE IN CASH AND SHORT-TERM SECURITIES               $   7,814    $  17,321
                                                         =========    =========


RECONCILIATION OF INCREASE IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period    $  86,850    $ 111,049
Cash and short-term securities at end of period             94,162      126,414
                                                         ---------    ---------
Increase in cash and short-term securities
   per Statement of Financial Position                       7,312       15,365
Currency translation effects                                   502        1,956
                                                         ---------    ---------
                                                         $   7,814    $  17,321
                                                         =========    =========


----------------------------------------------------------------------------------


See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99d

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF COMPREHENSIVE INCOME


--------------------------------------------------------------------------------
                                                    Three Months Ended March 31
                                                  ------------------------------
In thousands of dollars                             2000        1999    Change
--------------------------------------------------------------------------------

NET INCOME                                        $ 12,400    $ 68,834    -  82%
                                                  --------    --------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
  Currency translation effects (a)                  (3,352)        422
  Unrealized losses on investments                     (11)       (185)   -  94%
                                                  --------    --------
OTHER COMPREHENSIVE INCOME (LOSS)                   (3,363)        237
                                                  --------    --------

COMPREHENSIVE INCOME                              $  9,037    $ 69,071    -  87%
                                                  ========    ========


(a) 1999 net of $8.6 million currency translation losses included in net income related to divestitures.

--------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99e

                                                              DEXTER CORPORATION

NET SALES BY SEGMENT

--------------------------------------------------------------------------------
                                                  Three Months Ended March 31
                                            ------------------------------------
In thousands of dollars                       2000           1999         Change
--------------------------------------------------------------------------------

LIFE SCIENCES (a)                           $108,764       $ 99,537       +   9%

NONWOVENS                                     75,741         69,390       +   9%

SPECIALTY POLYMERS (b)                        77,271        111,000       -  30%
                                            --------       --------

CONSOLIDATED                                $261,776       $279,927       -   6%
                                            ========       ========

(a) The effect of businesses acquired increased net sales in the Life Sciences segment by $0.8 million, or 1%.

(b) The effect of businesses divested decreased net sales in the Specialty Polymers segment by $42.7 million, or 38%.

--------------------------------------------------------------------------------


OPERATING INCOME BY SEGMENT

--------------------------------------------------------------------------------
                                                 Three Months Ended March 31
                                              ----------------------------------
In thousands of dollars                            2000          1999     Change
--------------------------------------------------------------------------------

LIFE SCIENCES (a)                             $  15,770     $  13,825     +  14%

NONWOVENS                                         8,328         8,705     -   4%

SPECIALTY POLYMERS (b)                            9,025       100,742     -  91%
                                              ---------     ---------

   CONSOLIDATED OPERATING INCOME                 33,123       123,272     -  73%

OTHER INCOME, NET                                 2,376           936     + 154%

INTEREST EXPENSE                                 (5,382)       (6,386)    -  16%

GENERAL CORPORATE EXPENSE                        (6,474)       (5,016)    +  29%
                                              ---------     ---------

   CONSOLIDATED INCOME BEFORE TAXES           $  23,643     $ 112,806     -  79%
                                              =========     =========

(a) Life Sciences operating income includes amortization charges associated with Dexter's increased ownership in LTI of $1.5 million and $3.5 million in 2000 and 1999, respectively.

(b) Specialty Polymers 1999 operating income includes the gain on the divestiture of product lines of $91.4 million. The effect of businesses divested decreased operating income in the Specialty Polymers segment by $2.5 million.

--------------------------------------------------------------------------------

Amounts are unaudited.

                                   Exhibit 99f

                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements


Note 1 - In the opinion of the Company's management, the unaudited condensed consolidated financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1,
           Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three-month periods ended March 31, 2000 and 1999:


                                                          Three Months ended
Amounts in thousands                                           March 31
                                                      --------------------------
(except per share data)                                 2000             1999
--------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:
  Net income                                          $ 12,400         $ 68,834
  Weighted average shares
    outstanding                                         22,822           22,999
  Earnings per share - basic                          $    .54         $   2.99

EARNINGS PER SHARE - DILUTED:
  Net income                                          $ 12,400         $ 68,834
  Effect of subsidiary dilutive
    options on net income                                  (69)             (21)
                                                      --------         --------
                                                      $ 12,331         $ 68,813
                                                      ========         ========
  Weighted average shares
    outstanding                                         22,822           22,999
  Weighted average effect of
    common stock equivalents                               202              126
                                                      --------         --------
                                                        23,024           23,125
                                                      ========         ========

  Earnings per share - diluted                        $    .54         $   2.98
--------------------------------------------------------------------------------

                                   Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 3 - In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. As issued, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. This statement amends Statement No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of SFAS No. 133.


Note 4 -   The following are included as components of Common Stock and Paid-in
           Capital:

COMMON STOCK & PAID-IN CAPITAL           MARCH 31,    December 31,     March 31,
(in thousands of dollars)                  2000           1999           1999
-----------------------------------      --------       --------       --------

Common stock                             $ 24,984       $ 24,984       $ 24,984
Paid-in capital                            19,961         18,613         17,565
Unearned compensation on
  restricted stock                         (2,376)        (2,424)        (1,746)
                                         --------       --------       --------
                                         $ 42,569       $ 41,173       $ 40,803
                                         ========       ========       ========


Note 5 - The following are included as components of Accumulated Other Comprehensive Loss:

ACCUMULATED OTHER COMPREHENSIVE                MARCH 31,    December 31,   March 31,
LOSS (in thousands of dollars)                   2000           1999          1999
----------------------------------------       --------      --------      --------

Currency translation effects                   $(24,323)     $(20,971)     $(17,435)
Unrealized gains/(losses) on investments              6            17          (575)
Minimum pension liability adjustment                (11)          (11)          (21)
                                               --------      --------      --------
                                               $(24,328)     $(20,965)     $(18,031)
                                               ========      ========      ========


Note 6 - General corporate assets at March 31, 2000 were $320.8 million, an increase of $58.3 million, compared with $262.5 million at December 31, 1999. This increase was primarily due to Dexter's increased ownership of LTI since year-end 1999.

                                   Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)



Note 7 - The Company and its subsidiaries are subject to potential liability under government regulations, contractual and other matters, and various claims and legal actions which are pending or may be asserted. These matters arise in the ordinary course and conduct of the business of the Company and its subsidiaries and some are expected to be covered, at least in part, by insurance. At March 31, 2000, $0.3 million of current and $4.9 million of long-term receivables from third party insurance companies are included as assets of the Company. Equal and offsetting payables to third parties are included as liabilities of the Company.

           In September 1999, LTI submitted a report in connection with a voluntary disclosure to the Department of Veteran Affairs ("VA") regarding matters involving the management of LTI's Federal Supply Schedule contract with the VA that has been in effect since April 1992. As part of the disclosure, LTI has offered to provide a refund to the government in the amount of $3.9 million. There can be no assurance that the government will agree with LTI's assessment of this matter or accept LTI's offered refund amount. Consequently, it is possible the final resolution of this matter could materially differ from LTI's offer and could have material effect on the Company's financial position, operating results or cash flows when resolved in a future reporting period.

           While the outcome of all of the pending and potential claims and legal actions against the Company and its subsidiaries cannot be forecast with certainty, management believes that, with the possible exception of the potential liability of LTI described above, such matters should not result in any liability which would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of March 31, 2000 and 1999, and the related condensed statements of income, comprehensive income, and cash flows for the three-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1999, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 28, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1999 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Hartford, Connecticut

April 13, 2000